[Letterhead of Metaldyne Corporation]



                                                              September 23, 2005

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attention:  Linda Cvrkel

                  RE: Metaldyne Corporation (the "Company")
                      Form 10-K for the fiscal year ended January 2, 2005 File No. 001-12068

Ladies and Gentlemen:

     In response to your letter to Metaldyne Corporation (the "Company") dated September 12, 2005 relating to the above referenced filing the Company files this letter via EDGAR. Five copies of this letter will be delivered by hand to Jean Yu for the Staff's convenience. Set forth below are the Staff's comments contained in your letter and immediately below each comment is the Company's response with respect thereto. It is the Company's intention to make any necessary changes in filings beginning with the fiscal 2005 10-K once the Staff completes its review of our responses.

Form 10-K for the fiscal year ended January 2, 2005

Consolidated Statements of Cash Flows, page 53

1. We note your response to prior comment number four citing the circumstances that lead to your recognition of an impairment of fixed assets of $15 million during fiscal 2004. Please tell us the specific events or changes in circumstances which you believe indicated the carrying amounts of such fixed assets were no longer recoverable or had become impaired during the fourth quarter of fiscal 2004. Also, tell us whether any changes to depreciation estimates or amortization periods were considered or resulted during your tests for recoverability of such fixed assets. If not, please explain why. Refer to paragraphs 8 and 9 of SFAS No. 144. We may have further comment upon receipt of your response.

Response: In the course of preparing our 2003 year-end financial statements (and to clarify, this impairment was recognized in fiscal 2003 not fiscal 2004), we undertook a process whereby each plant location was required to verify that the assets listed on their fixed asset registers, including assets previously sold and leased-back under sale leaseback arrangements, were currently in use, as well as being used for their intended purpose. This verification process occurred in 2004 and was initiated based on the findings of selected fixed asset verification procedures that were being performed as part of the accounting restatement of 2003 and prior periods.

In our review of the fixed asset inventories, we determined that there were assets that had been idled prior to December 28, 2003 primarily due to cancellation of customer contracts or lack of functionality necessary to perform current manufacturing processes. Based upon the results of the plant verifications, we then determined whether the idle equipment could be redeployed or should be recognized as impaired. For the fixed assets owned by the Company, and determined to be unusable and not saleable, we concluded the revised value of the assets based upon a scrap recovery amount. For the leased assets, we utilized the stipulated loss value as identified in the respective lease agreements net of any likely sublet proceeds as a basis of estimating the amount of the liability for the costs to terminate the lease contract in accordance with SFAS 146.

As part of this process, we attempted to identify the accounting periods in which a charge should have been recognized for these idle assets by reference to available documentation reflecting the date of removal from service. Absent such information to determine a specific accounting period when the charge might have previously been recognized, we considered this to be most appropriately reflected in the fourth quarter of fiscal 2003 as the procedures were performed as part of the process of closing the financial records for the year ended December 28, 2003.

The aforementioned process focused on previously idled equipment, which precluded consideration of revised depreciation estimates and amortization periods for these identified assets (i.e. predominantly these assets were no longer in service as they had been discovered as previously idled). However, this undertaking did result in consideration of the applicability of existing depreciation estimates and amortization periods for other in-use assets with no indication there were any pervasive factors that would indicate a change was required in the overall useful lives, salvage values or depreciation methods utilized by the Company.

2. Additionally, please revise the notes to your financial statements in future filings to include the disclosures required by paragraphs 26 or 47 of SFAS No. 144, with respect to any impairment charges recognized in your financial statements. Although the amounts of the charges may not be material in relation to your total assets, they are somewhat material to your pre-tax and net earnings for the period in which they are incurred and therefore warrant disclosure in the notes to your financial statements.

Response: The Company will incorporate the disclosure requirements of paragraphs 26 and 47 of SFAS No. 144 into the fiscal 2005 Form 10-K MD&A and Note 20 Supplementary Cash Flow Information. Specifically we will include disclosure stating the amount of the impairment losses, the caption in the income statement that includes the impairment charge, the segment to which the impairment charges pertain, and the method or methods used to determine fair value.

Note 11 - Long-term Debt, page 65

3. We have reviewed your response to our prior comment number 7 in which you explain the rational for expensing $1.2 million of the unamortized costs associated with the 2003 credit facility amendment in 2004. However, based on our review of your response, we are unclear as to how this treatment and the treatment used for the additional $1.4 million of fees incurred in 2004 in connection with the 2004 amendment, complied with the guidance outlined in EITF 96-19, EITF 98-14, or other applicable accounting literature. Please advise or revise as appropriate. If you do not believe the impact of any error in your financial statements is material, please provide us with computations supporting your response.

Response: At the time of the amendment to the credit agreement, the Company reviewed the provisions of EITF 96-19 pertaining to the capitalization of costs associated with credit amendments. Our first step was to determine if the exchange or modification of the credit agreement should be considered as substantially different from the original credit agreement. In accordance with EITF 96-19 guidance, an exchange or modification of a debt instrument is deemed to be substantially different if the present value of the cash flows under the terms of the new debt instrument is less than 10% of the remaining cash flows under the terms of the original instrument. Based upon our analysis, we determined that the present value of the cash flows pertaining to the modification of the credit agreement did not exceed the 10% threshold. As such, we deemed the debt agreement to not be substantially modified. Therefore the fees associated with the December 2004 amendment to the credit agreement were then capitalized to be amortized over the remaining term of the amended credit agreement.

The Company's credit agreement was previously amended in July 2003 to modify the interest rates and debt covenant provisions. This amendment also included provisions to permit the acquisition of New Castle at the end of 2003. The fees associated with the July 2003 amendment were properly capitalized and ratably amortized. As the December 2004 amendment superseded the interest rate and debt covenant provisions modified with the 2003 amendment, we determined that a portion of the unamortized 2003 amendment fees should be written off. Based upon our review, approximately $1.2 million of the unamortized fees associated with the July 2003 amendment related to interest rates and debt covenant provisions and were written off to expense.

In consideration of the Staff's comment, we have concluded that the costs paid to the lenders and capitalized in 2003 should not have been written off in 2004 as the modification was not substantial under EITF 96-19. However, costs paid to agents and third parties should have been expensed for these modifications. These costs amounted to $0.5 million in 2003 and $0.4 million in 2004. The net effect of these adjustments after consideration of related amortization was $0.5 million in 2003 and $0.4 million in 2004. These amounts are considered immaterial to the financial statements taken as a whole for the following reasons: 1) the 2003 amount of approximately $0.5 million represents an understatement of the consolidated pretax loss of approximately 0.6%, 2) the net effect of the 2004 adjustments of approximately $0.5 million represents an overstatement of expense of the consolidated pretax loss of approximately 0.8% and 3) neither amount reflects a change in the trend of pretax losses, nor has an effect on our debt compliance or ratios. As the amounts are recorded at the corporate level, there was no impact on our segment reporting for either year. We refer you to a supplemental schedule attached hereto as Annex A for the calculations of impact to the financial statements for the fiscal years ended December 28, 2003 and January 2, 2005.

The Company will eliminate this disclosure from the fiscal 2005 Form 10-Kas the impact to the financial statements is deemed immaterial.

Note 16 - Acquisition, page 73

4. We note your response to prior comment number ten. Please revise future filings to explain why the fair value of the 10% senior subordinated notes and the Series A-1 preferred stock is less than their respective stated values. Your revised disclosure should discuss how you arrived at the rate of return for both the 10% senior subordinated notes and the Series A-1 preferred stock in similar detail as provided in your response.

Response: The Company will revise its fiscal 2005 Form 10-K to include a discussion as to why the fair value of the 10% senior subordinated notes and the Series A-1 preferred stock is less than their respective stated values. Specifically the disclosure will state the assumptions used to determine the fair value of both the 10% senior subordinated notes and the Series A-1 preferred stock, the related reduction to the current value at the time of the acquisition and the ratable recognition of the unamortized accretion in accordance with the interest method.

Note 20 - Supplementary Cash Flow Information, page 77

5. We note your response to prior comment number 13 regarding the additional loss on disposition of $7.6 million of the two facilities recognized in the first quarter of fiscal 2004. Given that you used the third party sales price to determine the fair market value of the facilities in your impairment analysis performed in the fourth quarter of fiscal 2003, please tell why the reacquisition costs, write-off of previously leased equipment and the related deferred loss on sale leaseback were not considered in your original impairment analysis and explain, why, as a result, the loss was not recognized until the first quarter of fiscal 2004. We may have further comment upon receipt of your response.

Response: In late 2003, the Company determined that it planned to discontinue the use of the Bedford Heights, Ohio and the Rome, Georgia facilities, either through shutdown or outright sale of the facilities as the entities continued to show deteriorating performance. As of the end of December 2003, the plants were still in production mode utilizing both the owned and leased assets, and the Company had not met the criteria in paragraph 30 of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets as required Board approval had not been obtained at that date. The Company did, however, evaluate the owned assets under the "held and used" provisions of this standard. With respect to the leased assets, the reacquisition costs, the write-off of the previously leased equipment and the related deferred loss on sale leaseback were all considered part of a lease contract that was still in existence as of the end of 2003 for which the Company had not reached the "cease-use" date as defined in SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." In January 2004, the Board of Directors approved the sale of the Bedford/Rome facilities, including the equipment subject to the operating leases. Because the lease agreement did not provide a clause for sub-leasing the equipment, we were required to repurchase all of the assets held by the lessor. Therefore, in accordance with paragraph 16 of SFAS No. 146, the Company recognized a liability for the stipulated value of the equipment upon reaching the "cease-use" date in 2004.

Upon completion of the final sales agreement on February 1, 2004, the Company repurchased the assets under the lease agreements and ceased using the equipment under the lease agreement. Thus, the recognition of the loss associated with the leased equipment occurred at the termination of the lease and completion of the sales agreement.

In our 2003 Form 10-K, footnote 30 Subsequent Events, we note that on February 1, 2004, the Company sold the business associated with our ownership of its Bedford Heights, Ohio and Rome, Georgia manufacturing facilities. As part of the transaction, the Company remitted approximately $6.1 million to buy out the remaining portion of the equipment that had previously been sold under an operating lease arrangement by the Company. We believe that this provided the readers of the financial statements with information that an additional loss would be recognized with the first quarter 2004 results.

     As certified under Section 906 of the Sarbanes-Oxley Act of 2002, we acknowledge our responsibility for the adequacy and accuracy of the disclosures in all filings with the SEC. In addition, we note that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We believe that this has been responsive to your request for information. We would be pleased to assist you in any further way that you might require in connection with your review. You may contact me directly at 734-354-4029.

                                            Very truly yours,


                                            /s/ Jeffrey M. Stafeil
                                            ------------------------------------
                                            Jeffrey M. Stafeil
                                            Executive Vice President and
                                            Chief Financial Officer

Annex A
                              Metaldyne Corporation
                             Amendment Fee Analysis


                                                                                            2003                  2004
Amendment fees paid:                                                                      amendment            amendment

     Lender fees:                                                                           1,584,180               975,866
     Agent/Third party fees                                                                   500,000  (a)          400,150  (aa)
                                                                                        --------------       ---------------
     Total fees paid                                                                        2,084,180             1,376,016
                                                                                        ==============       ===============

Amount that should have been expensed at time of amendment                                    500,000  (a)          400,150  (aa)

Amortization expense recorded on 2003 agent/third party fees
     (represents $6,494 / mos; 5 months in 2003 and 12 months in 2004)                       (32,470)  (b)         (77,928)  (bb)
                                                                                        ==============       ===============

Total impact to the income statement:
     2003 amendment fees written to expense in December 2004                                                    (1,200,000)
     The portion of the 2003 amendment fees identified as third party fees
        (amount represents the ratable portion of the write off in 2004)                                            330,000  *

     Amortization expense recorded                                                           (32,470)  (b)         (77,928)  (bb)
     Fees capitalized that shouldhave been expensed                                           500,000  (a)          400,150  (aa)
                                                                                        --------------       ---------------
     Effect to the income statement                                                           467,530  (c)        (547,778)  (cc)
                                                                                        ==============       ===============


Materiality Analysis:


     Loss before income taxes (in millions)                                                  (83,990)              (64,860)

     Effect to income statement                                                                   468  (c)            (548)  (cc)
     % impact                                                                                  -0.56%                 0.84%



* Amount represents 2/3 of the 2003 third party fees to be reflected as a 2003 expense. The rationale for the 2/3 adjustment is based upon our assumption that 2/3 of the 2003 amendment fees were superseded by the 2004 amendment relating to the interest rates and debt covenants.